Filed pursuant to Rule 433

Issuer Free Writing Prospectus

Registration Statement No. 333-239706

May 5, 2022

Aeglea BioTherapeutics Announces $45 Million Registered Direct Offering Priced at a Premium to Market

AUSTIN, Texas, May 5, 2022 — Aeglea BioTherapeutics, Inc. (NASDAQ:AGLE), a clinical-stage biotechnology company developing a new generation of human enzyme therapeutics as innovative solutions for rare metabolic diseases, today announced that it has entered into a securities purchase agreement with certain institutional investors providing for the purchase and sale of registered securities of the Company in a registered direct offering for gross proceeds to Aeglea of approximately $45 million, prior to deducting placement agent fees and estimated offering expenses. The financing includes participation from Bain Capital Life Sciences, LP, Great Point Partners, LLC, clients of Nantahala Capital Management, Sio Capital Management, LLC and other institutional investors.

The financing includes 10,752,688 shares of the Company’s common stock at a price of $1.60 per share and pre-funded warrants to purchase 17,373,397 shares of common stock, at a price of $1.5999 per pre-funded warrant, which represents the per share offering price for the common stock less the $0.0001 exercise price for each pre-funded warrant. The offering is expected to close on or about May 9, 2022, subject to customary closing conditions.

JonesTrading Institutional Services LLC is acting as placement agent for the registered direct offering.

The shares of common stock and pre-funded warrants were offered pursuant to a shelf registration statement on Form S-3 (File No. 333-239706), which was declared effective by the United States Securities and Exchange Commission (“SEC”) on July 14, 2020. The Company intends to use the proceeds from the offering, together with its existing cash resources, to fund the Company’s activities related to our ongoing Biologics License Application submission for pegzilarginase and its potential commercialization in the United States for patients with Arginase 1 Deficiency, advance the clinical development of AGLE-177 through its Phase 1/2 clinical trial and prepare for a potential Phase 3 trial for the treatment of patients with Homocystinuria, and to advance AGLE-325 for Cystinuria through IND-enabling activities, and the remainder to fund continued research and development, manufacturing, working capital and general corporate purposes. The Company expects the net proceeds from this offering, together with its existing cash, cash equivalents, and marketable securities, to fund operations through the second quarter of 2023.

A prospectus supplement relating to the shares of common stock will be filed by the Company with the SEC. When available, copies of the prospectus supplement, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from JonesTrading Institutional Services LLC at syndicate@jonestrading.com.

About Aeglea BioTherapeutics

Aeglea BioTherapeutics is a clinical-stage biotechnology company redefining the potential of human enzyme therapeutics to benefit people with rare metabolic diseases with limited treatment options. In April 2022, Aeglea announced it had submitted a Biologics License Application to the FDA for its lead product candidate, pegzilarginase, in patients with Arginase 1 Deficiency. Pegzilarginase achieved the primary endpoint of arginine reduction in the PEACE Phase 3 clinical trial and has received both Rare Pediatric Disease and Breakthrough Therapy designations. Aeglea also has an ongoing Phase 1/2 clinical trial of AGLE-177 for the treatment of Homocystinuria. AGLE-177 has been granted Rare Pediatric Disease Designation. Aeglea has an active discovery platform focused on engineering small changes in human enzymes to have a big impact on the lives of patients and their families.

Safe Harbor / Forward Looking Statements

This press release contains “forward-looking” statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. These statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from what we expect. Examples of forward-looking statements include, among others, statements we make regarding our ability to complete the offering and expected use of proceeds. Further information on potential risk factors that could affect our business and our financial results are detailed in our most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed with the SEC, and other reports filed with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor & Media Contact:

Kelly Boothe, Ph.D.

Vice President, Investor Relations & Corporate Communications

512.399.5458

investors@aeglea.com

media@aeglea.com